17009651

SEC Mail Processing Section

MAR 06 2017

Washington DC 406

SI ...ashington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 23411

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E. MAGNUS OPPENHEIM & CO., INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 EAST 38TH STREET / 7TH FLOOR
(No. and Street)

NEW YORK	NY	10016-0005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

E. MAGNUS OPPENHEIM 212-983-1818
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARDSON JR., EDWARD
(Name – *if individual, state last, first, middle name*)

15565 NORTHLAND DRIVE	SOUTHFIELD	MI	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, E. MAGNUS OPPENHEIM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E. MAGNUS OPPENHEIM & CO., INC., as of DECEMBER 21, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

PRESIENT

Title

LONETTE D. DURRANT
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01DU6186105
Qualified In Kings County
Commission Expires April 28, 2020

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E. Magnus Oppenheim & Co. Inc.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY SCHEDULES

Including Independent Auditor's Report Thereon

For the Year Ended

December 31, 2016

TABLE OF CONTENTS

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
E. Magnus Oppenheim & Co., Inc.
14 E 38th – 7th Floor
New York, NY 10016-0005

Report on the Financial Statements

I have audited the accompanying statement of financial condition of E. Magnus Oppenheim & Co., Inc. as of December 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of E. Magnus Oppenheim & Co., Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. Magnus Oppenheim & Co., Inc. as of December 31, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of E. Magnus Oppenheim & Co., Inc. financial statements. Supplemental Information is the responsibility of E. Magnus Oppenheim & Co., Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 10, 2017

E. MAGNUS OPPENHEIM & CO. INC.
STATEMENT OF FINANCIAL CONDITION
As of and for Year-End 2016

ASSETS

	2016
Current Assets	
Cash	5,286
Due from clearing	99,292
Prepaid expense	-
Total Current Assets	104,578
Other Assets	
Deposit at Clearing	15,004
Investment	-
Security deposit	8,119
Total Assets	$ 127,701

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accounts payable and accrued expenses	24,340
Advances	9,848
Total Current Liabilities	34,188
Total Liabilities	34,188
Stockholders' Equity	
Common stock, $1 Par Value, 200 shares authorized, 50 shares issued and outstanding	50
Retained earnings	93,463
Total Stockholder's Equity	93,513
Total Liabilities and Stockholders' Equity	$ 127,701

See accompanying notes.

E. MAGNUS OPPENHEIM & CO. INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2016

		2016
REVENUES		
Advisory fees	$	426,215
Commissions, net of clearing fees		64,925
Interest and dividend income		23
		491,163
OPERATING EXPENSES		
Officers compensation		53,535
Employee compensation		238,361
Payroll and other taxes		21,459
Insurance		30,226
Advertising		0
Rent		70,270
Communication & Data Processing		2,542
Professional fees		21,965
Custodial fees		7,240
General & administrative		35,825
Regulatory fees		
Contributions		3,040
Travel & marketing		4,506
		488,970
Income From Operations		2,193
Other Income Expense		
Miscellaneous Income		0
Loss on investment		0
Income before income tax		2,193
Income tax		
Net Income	$	2,193

See accompanying notes.

E. MAGNUS OPPENHEIM & CO. INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	**2016**
Net Income	2,193
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:	
Unrealized loss on investment	
(Increase) Decrease in:	
Receivables	1,765
Prepaid expenses	682
Increase (Decrease) in:	
Accounts payable and accrued expenses	7,186
Advances	(7,256)
Net cash provided by operating activities	4,570
Cash Flows From Investing Activities	
Investment transferred to shareholder	0
Net cash provided by investing activities	0
Cash Flows From Financing Activities	
Capital Contributions	1,000
Distributions	(713)
Net cash used in financing activities	287
Net decrease in cash	4,857
Cash and cash equivalents at Beginning of Year	15,375
Cash and cash equivalents at End of Year	$ 20,232
Supplemental Disclosures	
Cash paid for income taxes	0
Cash paid for interest	0

See accompanying notes.

E. MAGNUS OPPENHEIM & CO. INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2016

	Common Stock			
	Number of Shares	Amount	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2016	$ 50	$ 50	$ 90,983	$ 91,033
Capital Contribution	-	-	0	0
Net Income	-	-	2,193	2,193
Prior Period Adjustment	-	-	287	287
Balance at December 31, 2016	$ 50	$ 50	$ 93,463	$ 93,513

See accompanying notes.

E. MAGNUS OPPENHEIM & CO. INC.
Notes to Financial Statements
Year Ended December 31, 2016

1 Organization and Nature of Business

E. Magnus Oppenheim & Co. Inc. (the Company) is a New York corporation conducting business as an investment advisor and a securities broker dealer. The Company holds no customer funds or securities and does not participate in the underwriting of Securities. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority - FINRA and SIPC.

2 Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash

For purposes of the statement of cash flows, the Company considers all investments with a term to maturity of three months or less at the time of acquisition to be cash equivalents. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements.

(d) Accounts Receivable

The Company establishes an allowance for uncollectible trade accounts receivable based on management's evaluation of the collectability of outstanding accounts receivable. Management has evaluated accounts receivable at December 31, 2016 and believes they are all collectible. Accounts receivable are not collateralized.

(e) Revenue Recognition

The Company earns commissions from executing and clearing customer transactions in stock and options markets. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

The Company recognizes revenue from advisory fees in the period earned, that is when the transaction has been completed or advisory services delivered.

(f) Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to each shareholder are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the shareholders could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions of the Company's may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the shareholders' capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

U.S. GAAP requires that a tax position be recognized or derecognized based on a "more likely than not" threshold. This applies to positions taken or expected to be taken in a tax return. The Company does not believe its financial statements include any uncertain tax positions at December 31, 2016 and there are no open tax years prior to 2015. In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2016

(g) Advertising and Marketing

Advertising and marketing costs are expensed as incurred

(h) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(i) Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of February 10, 2017 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

(j) Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

For further discussion of fair value, see "Note 8 Fair Value"

3 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $39,158, which was $34,158 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 0.78 to 1.

4 Credit Risk and Concentrations

A significant amount of the Company's advisory fees and commission income is generated through the E.M.O. Sterling Return LT Fund.

The Company maintains its cash balances in various financial institutions in amounts which, at times, may exceed federally insured limits. The Federal Deposit insurance Corporation insures the Company's bank accounts up to $250,000. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk.

5 Related Party Transactions

The Company is an investment manager to the E.M.O. Sterling Return Fund L.P. which is an investment fund whose general partner is E.M.O. Asset Management Inc. The investment fund has a third party bank custodian of all assets, a fund accountant and an independent certified public accountant to monitor its activities and resultant asset values.

The Company earned $426,215 in advisory fees during the year. Accounts receivable from December 31, 2016 was $99,292.

The Company paid its principal shareholder a salary in the amount of $53,535.

The Company contributed $3,040 to the E Magnus Oppenheim Foundation.

6 Lease

The Company leases office space from an affiliated company E.O. & R.O. LLC under a subleasing arrangement. There is no written agreement between the parties. The Company's sole shareholder has executed the lease on behalf of E.O. & R.O. LLC.

Rent paid to E.O. & R.O., LLC during the year totaled $70,270.

7 Fair Value of Financial Instruments

Cash and cash equivalents, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

8 Distributions to Shareholder

During the year 2016 the Company made distributions as a return of capital to its sole shareholder in the amount of $713.

9 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its stockholder if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2016 the Company was not in violation of this requirement.

10 Anti-Money Laundering Program

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At December 31, 2016 the Company was in compliance with this program.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2016

E. MAGNUS OPPENHEIM & CO. INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2016

Pursuant to rule 15c 3-3 relating to possession or control requirements, E. Magnus Oppenheim & Co. Inc. has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2016 and therefore is claiming exemption to this schedule pursuant to paragraph K(2)(ii) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 is $5,000.

E. MAGNUS OPPENHEIM & CO. INC.

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2016
Schedule I

NET CAPITAL			2016
	Common stock	$	50
	Retained earnings		93,463
	Total Credits		93,513
Debits			
	Due from clearing		46,236
	Prepaid expense		
	Security deposits		8,119
	Haircuts - stocks		0
	Undue concentration		0
	Total Debits		54,355
	NET CAPITAL	$	39,158

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness	$	2,277
Minimum capital requirement		5,000
Net capital in excess of requirements	$	34,158

Ratio of Aggregate Indebtedness to Net Capital	0.775 to 1

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2016)

Reconciliation pursuant to Rule 17a-5(d) (4) of the Audited Computations of Net Capital pursuant to Rule 15c 3-1

Net Capital, as reported in Company's Part II unaudited Focus Report	$	39,158
Net Capital, per above		39,158
Difference	$	(0)

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's FOCUS Report as of December 31, 2016.

REPORT ON BROKER DEALER EXEMPTION

For the year ended September 30, 2016

See accountant's audit report

EDWARD RICHARDSON, JR., C.P.A.

CERTIFIED PUBLIC ACCOUNTANT
15565 Northland Drive, Suite 508 West
Southfield, Michigan 48075

MEMBER:
MICHIGAN ASSOCIATION OF CPAs
AMERICAN INSTITUTE OF CPAs

(248) 559-4514
Fax: (248) 559-0015

February 10, 2017

Board of Directors
E Magnus Oppenheim & Co., Inc.
14 East 38th Street
7th Floor
New York, NY 10016-0005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) E Magnus Oppenheim & Co., Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which E Magnus Oppenheim & Co., Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2(ii), and (2) E Magnus Oppenheim & Co., Inc. stated that E Magnus Oppenheim & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. E Magnus Oppenheim & Co., Inc. 's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about E Magnus Oppenheim & Co., Inc. 's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

E. MAGNUS OPPENHEIM & CO. INC.

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended December 31, 2016
Schedule II

AGGREGATE INDEBTEDNESS:		**2016**
Accrued expenses and accounts payable	$	24,340
Advances		9,848
Corporate income tax payable		
Total Aggregate Indebtedness	$	34,188

E. MAGNUS OPPENHEIM & CO. INC.

RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENTS
OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2016

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by E. Magnus Oppenheim & Co. Inc. in my opinion no material differences exist which would materially affect the reserve requirements pursuant to Rule 15c 3-3.

E. MAGNUS OPPENHEIM & CO. INC.

SIPC General Assessment Reconciliation

December 31, 2016

Schedule III

General Assessment Calculation	2016
Total Revenue	491,163
Revenue exempt from assessment	0
Rate	0.0025
General Assessment Due	1,227.91
Less Payments: SIPC 6	(626.41)
Plus: Interest	
Remaining Assessment Due	601.77
Paid with SIPC 7	(601.77)
Balance Due (Overpayment)	$ -

There is no material difference between the SIPC-7 and this reconciliation.

See Independent Accountants' Report.

E. Magnus Oppenheim & Co., Inc.
Exemption Report Pursuant To SEC Rule 17a-5
For the Year Ending December 31, 2016

E. Magnus Oppenheim & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as require by 17 C.F.R. 240. 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. E. Magnus Oppenheim & Co, Inc. operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims and exemption from SEC Rule 15c3-3.

2. The Company has met the identified exemption provisions throughout the most recent year without exception.

I, E. Magnus Oppenheim, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

E. Magnus Oppenheim
President

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2016

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Members of
E Magnus Oppenheim & Co., Inc.
14 East 38th Street
7th Floor
New York, NY 10016-0005

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2016 to December 31 , 2016, which were agreed to by E Magnus Oppenheim & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating E Magnus Oppenheim & Co., Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). E Magnus Oppenheim & Co., Inc.'s management is responsible for E Magnus Oppenheim & Co., Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $2.

2. Compared audited Total Revenue for the period of January 01, 2016 through the December 31, 2016 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, E Magnus Oppenheim & Co., Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

February 10, 2017